EXHIBIT 99.1

AWC (CPA) Limited CERTIFIED PUBLIC ACCOUNTANTS 7/F, Nan Dao Commercial Building 359-361 Queen's Road Central Hong Kong Tel : (852) 2851 7954 Fax: (852) 2545 4086

May 5, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have read the statements concerning our firm contained in Form 6-K of UMeWorld Limited dated and filed with the Securities and Exchange Commission on May 5, 2016 and are in agreement with those statements. We have no basis to agree or disagree with other statements of the Company made under this Form 6-K therein.

/s/ AWC (CPA) Limited

Certified Public Accountants